November 13, 2018

VIA EDGAR CORRESPONDENCE

Megan Miller

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Dodge & Cox Funds
(File Nos. 2-11522; 811-173)

Dear Ms. Miller:

This response letter is being filed on behalf of the Dodge & Cox Stock Fund, the Dodge & Cox Global Stock Fund, the Dodge & Cox International Stock Fund, the Dodge & Cox Balanced Fund, the Dodge & Cox Income Fund, and the Dodge & Cox Global Bond Fund (the “Funds”), each a series of Dodge & Cox Funds, to oral comments received by conference call on October 19, 2018 (the “Comments”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the 2017 Annual Reports of the Funds filed with the Commission on Form N-CSR on February 26, 2018. The Comments and our responses thereto are set forth below.

1. COMMENT: With respect to the “Statement of Assets and Liabilities” for the Dodge & Cox Global Bond Fund, the Staff notes that there are receivables for expense reimbursements outstanding for the Fund. Please explain how often receivables for expense reimbursements are settled. In your response, please address whether the settlement terms are the same as the payments to the Fund’s investment adviser.

RESPONSE: Early in 2017, Dodge & Cox, the Fund’s investment adviser, adopted a process to settle receivables for expense reimbursements on a monthly basis, which is the same frequency as the Dodge & Cox Global Bond Fund pays investment advisory fees.

2. COMMENT: The Dodge & Cox Stock Fund and the Dodge & Cox International Stock Fund each invested greater than 25% of their assets in the financial sector as of December 31, 2018. Please explain why the Funds’ prospectuses contain no disclosure identifying the Funds’ investments in these sectors as principal investment strategies or principal risks of the respective Fund.

RESPONSE: The Dodge & Cox Stock Fund and the Dodge & Cox International Stock Fund are both actively managed funds and each Fund’s composition varies over time. Dodge & Cox’s investment strategy for these Funds is to build a portfolio of individual securities that it believes are undervalued by the market. In addition, the Funds’ prospectus disclosure provided in response to Item 9 of Form N-1A provides that “[i]ndividual company research drives the selection of equity securities for the Funds’ portfolios.” Accordingly, this bottom-up approach may result in a Fund investing in companies belonging to the same sector depending on market conditions or the fundamentals of individual issuers; however, the Funds do not have a principal investment strategy to invest in any specific sector or sectors. Consequently, the Funds do not believe that it is necessary to include specific sector disclosure in the prospectuses’ “Principal strategies” and “Principal risks” sections, because these Funds may not always maintain overweight exposures to these sectors, and may in the future maintain temporary overweight exposures in other sectors.

The Dodge & Cox Stock Fund and the Dodge & Cox International Stock Fund prospectuses contain disclosure in response to Item 9 of Form N-1A that “Investing in securities creates indirect exposure to the various business risks to which their issuers are subject, which may include sector-, industry-, or region-specific risks.” The Funds will consider including additional disclosure relating to general sector risk in connection with their next annual update to the registration statement on Form N-1A.

3. COMMENT: Please explain why the Statement of Assets and Liabilities for the Funds do not state payables from the Funds to the Trustees as a separate line item.

RESPONSE: At December 31, 2017 there were no open payables to Trustees. If in the future there are open payables at period end, the Fund will include them as a separate line item to the Statement of Assets and Liabilities as required by Regulation S-X.

4. COMMENT: Please state in the notes to financial statements that the Funds follow the accounting and reporting requirements of investment companies under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946-10-50-1.

RESPONSE: The Funds will include this disclosure in future financial statements.

Please contact me at (415) 274-9446 if you have any questions.

Sincerely,

/s/ David H. Longhurst

David H. Longhurst

Treasurer

Dodge & Cox Funds

2